K&L Gates LLP 70 West Madison Street Suite 3100 Chicago, IL 60602-4207 T 312.372.1121 www.klgates.com

December 16, 2015

BY EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Re:	Keeley Funds, Inc.

Dear Sir or Madam:

On behalf of the Keeley Funds, Inc. (the “Corporation”), we are transmitting for electronic filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Regulation C thereunder, a registration statement for the Trust on Form N-14 (the “Registration Statement”). The Registration Statement includes a Notice of Special Meeting of Shareholders of the Keeley Mid Cap Value Fund (the “Acquired Fund”), a series of the Corporation, a Combined Proxy Statement and Prospectus, a Statement of Additional Information, and a proxy card relating to the special meeting of shareholders of the Acquired Fund (the “Meeting”). The Meeting is being held to request shareholder approval of the reorganization of the Acquired Fund into the Keeley Mid Cap Dividend Value Fund, a series of the Corporation.

Pursuant to Rule 488 under the Securities Act, it is proposed that this Registration Statement will become effective 30 days after filing.

This transmission contains a conformed signature page. The manually signed original of this document is maintained at the offices of the Corporation.

If you have any questions or comments concerning the foregoing, please call me at (312) 807-4393.

Very truly yours,

/s/	Mark R. Greer
Mark R. Greer

cc:	Alan Goldberg, K&L Gates
Robert M. Kurinsky, Keeley Funds, Inc.